Exhibit 99.1

INTERNATIONAL GAME TECHNOLOGY PLC

ANNOUNCES CONDITIONAL RESULTS OF TENDER OFFER

LONDON, U.K. — June 26, 2018 — International Game Technology PLC (NYSE:IGT) (“IGT”) today announced the expiration of its previously announced tender offer (the “Offer”) to purchase for cash its outstanding:

(i)             €700,000,000 4.125% Senior Secured Notes due 2020 represented by the Regulation S global note (the “4.125% Notes”) (ISIN: XS1204431867); and

(ii)          €500,000,000 4.750% Senior Secured Notes due 2020 (the “4.750% Notes” and together with the 4.125% Notes, the “Notes”) (ISIN XS0860855930),

from the holders thereof for a purchase price of €1,050 for each €1,000 principal amount of the 4.125% Notes (“4.125% Notes Tender Offer Consideration”) and €1,070 for each €1,000 principal amount of the 4.750% Notes (the “4.750% Notes Tender Offer Consideration” and together with the 4.125% Notes Tender Offer Consideration, the “Tender Offer Consideration”), plus any accrued and unpaid interest on the applicable Notes from, and including, the immediately preceding interest payment date up to, but excluding, June 28, 2018 (the “Settlement Date”).

The Offer was made on the terms and subject to the conditions set out in the offer to purchase dated June 18, 2018 (the “Offer to Purchase”).

The Offer expired at 4 p.m., London time, on June 25, 2018. According to the information provided by Lucid Issuer Services Limited, the tender and information agent for the Offer, as of such time €262,395,000 aggregate principal amount of the 4.125% Notes and €112,100,000 aggregate principal amount of the 4.750% Notes were validly tendered (and not validly withdrawn) pursuant to the Offer.

Subject to satisfaction of all conditions set out in the Offer to Purchase, IGT intends to accept for purchase all of the Notes tendered in the Offer. The Final Acceptance Amount (as defined in the Offer to Purchase) is therefore €374,495,000.

BNP Paribas, Deutsche Bank AG, London Branch and Société Générale acted as the Dealer Managers for the Offer.

DISCLAIMER

No offer or invitation to acquire any securities is being made pursuant to this news release. Each Holder is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Offer. None of IGT, the Dealer Managers or the Tender and Information Agent makes any recommendation whether Holders should tender Notes pursuant to the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this news release nor the Offer to Purchase constitutes an invitation to participate in the Offer in or from any jurisdiction in or from which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws and regulations. The distribution of this news release and the Offer to Purchase in certain jurisdictions may be restricted by laws and regulations. Persons into whose possession this news release or the Offer to Purchase comes are required by each of IGT, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United States

The Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telephone and the internet. Any purported tender of Notes in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each person participating in the Offer relating to the Notes will represent that it or any beneficial owner of the Notes or any person on whose behalf such person is acting is not a U.S. Person or a resident or located in the United States and will not be resident or located in the United States at the time of the submission of its electronic instruction pursuant to the Offer. For the purposes of this news release, “United States” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and “U.S. Person” has the meaning ascribed thereto in Regulation S of the U.S. Securities Act of 1933, as amended.

European Economic Area

In any European Economic Area Member State, this news release is only addressed to and is only directed at qualified investors in that Member State within the meaning of Directive 2010/73/EU, together with any applicable implementing measures in any Member State.

Italy

None of the Offer, this news release or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

United Kingdom

The communication of this news release and any other documents or materials relating to the Offer is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this news release nor any other document or material relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. This news release has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

General

This news release does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offer will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of IGT in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Holder participating in the Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the applicable Offer to Purchase. Any tender of Notes for purchase pursuant to the Offer from a Holder that is unable to make these representations will not be accepted. Each of IGT, each Dealer Manager and the Tender and Information Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result IGT determines (for any reason) that such representation is not correct, such tender shall not be accepted.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,”

“intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contacts

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452;

James Hurley, Investor Relations, +1 (401) 392-7190; and

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries.